February 26, 2025

George Magrath
Chief Executive Officer
Opus Genetics, Inc.
8 Davis Drive, Suite 220
Durham, NC 27709

       Re: Opus Genetics, Inc.
           Registration Statement on Form S-3
           Filed February 18, 2025
           File No. 333-285038
Dear George Magrath:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. We note your disclosure on the cover page that this prospectus relates to "the issuance by [you] of up to 19,382,437 shares of [y]our common stock" and that you will "not receive any proceeds from the issuance or sale of shares of Common Stock pursuant to this prospectus." Please revise your cover page to clarify that this offering relates to a resale of shares of common stock by the selling securityholders.
General

2. Please revise to include financial statements for the fiscal year ended December 31,
       2024 or advise.
 February 26, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrea Reed